August 31, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:     Tom Kluck, Legal Branch Chief

Re:	Florham Consulting Corp.
Amendment No. 4 to Preliminary Information Statement on
Schedule 14C
File No. 000-52634
Filed July 30, 2010
Amendment No. 1 to Form S-1
File No. 333-164871
Filed July 30, 2010

Ladies and Gentlemen:

We are writing to the staff of the Securities and Exchange Commission (the “Commission”) to clarify the response of Florham Consulting Corp. (the “Company”) to comment 2 of our letter to the Commission dated August 27, 2010 pursuant to a conversation that took place today between the staff and Stephen A. Weiss, Esq. of Hodgson Russ LLP, corporate and securities counsel to the Company.

Comments on Schedule 14C

General

1.	Comment:

We note your disclosure regarding the merger agreement with Culinary Tech Center LLC and Professional Culinary Institute LLC.  It appears that the votes regarding the proposed name change and increase in shares will also relate to this transaction.  If true, please revise your disclosure to provide the disclosure required by Items 13 and 14 of Schedule 14A.  Alternatively, please provide a detailed explanation regarding why this disclosure is not required and tell us whether you will be filing a separate document related to this transaction.  Additionally, please explain whether shareholder approval is required for the proposed merger transaction.  Please make corresponding changes to your Form S-1 as appropriate.

Response:

Please refer to the Company’s response to prior comment 2 of its letter to the Commission dated August 27, 2010. In order to clarify such response, the Company hereby confirms that the determination by its existing board of directors and majority shareholders (Kinder and Sanjo) in May 2010 to approve the Company’s name change to Oak Tree Educational Partners, Inc., as well as the share capital increase and the 2009 Plan was made independently of the proposed merger agreement and related transaction with Culinary Tech Center LLC and Professional Culinary Institute LLC and its affiliates (the “Culinary Group Acquisition”), and was in no way related to such proposed Culinary Group Acquisition. In addition, consummation of such Culinary Group Acquisition is subject to certain conditions, including the Company obtaining external financing and the approval of the New York State Department of Education. The Company will further revise its Preliminary Information Statement on Schedule 14C and Registration Statement on Form S-1, where applicable, to clarify the disclosure in accordance with the foregoing.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO

cc:           Stacie Gorman